O’Neill Law Group PLLC	435 Martin Street, Suite 1010 Blaine, WA 98230

Stephen F.X. O’Neill*	Telephone: 360-332-3300
Christian I. Cu**	Facsimile: 360-332-2291
Conrad Y. Nest*	E-mail: cyn@stockslaw.com

File #4380

November 29, 2006

VIA EDGAR

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3561
Washington, DC 20549

Attention: Andrew Blume, Staff Accountant

Dear Sirs:

RE:	NORPAC TECHNOLOGIES, INC. (the “Company”)
	-	Form 10-KSB for Fiscal Year Ended June 30, 2006; Filed October 13, 2006
	-	Form 10-KSB for Fiscal Year Ended June 30, 2005; Filed October 13, 2005
	-	SEC File Number 000-27147

We write on behalf of the Company in response to your comment letter dated October 24, 2006 regarding the above referenced filings of the Company (the “Comment Letter”). We provide below our responses to the comments made in the Comment Letter.

Form 10-KSB for the Fiscal Year Ended June 30, 2006

EXHIBIT 31.1

1.

PLEASE NOTE THAT YOUR CERTIFICATION MUST BE IN THE EXACT FORM SET FORTH IN ITEM 601(b)(31) OF REGULATION S-B. THEREFORE, IN FUTURE FILINGS, PLEASE REPLACE ALL REFERENCES TO THE ”REGISTRANT” WITH “SMALL BUSINESS ISSUER.”

The Company undertakes to update its certifications in all future periodic filings as requested.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

/s/ Conrad Y. Nest

CONRAD Y. NEST

CYN/clk
Enclosure
cc: Norpac Technologies, Inc.
      attn: Mr. John P. Thornton, Chief Executive Officer

VANCOUVER OFFICE:	O’Neill Law Corporation Suite 1880, 1055 West Georgia Street, Box 11122, Vancouver, British Columbia, Canada V6E 3P3 Tel: (604) 687-5792 / Fax: (604) 687-6650

*Washington and British Columbia Bars; ** Nevada, Washington and British Columbia Bars